Exhibit 99.1

NOTICE TO HOLDERS OF CLASS B WARRANTS
OF SEANERGY MARITIME HOLDINGS CORP.

December 13, 2019

Dear Warrant Holder:

Reference is made to those certain Class B Warrants of Seanergy Maritime Holdings Corp. (the “Company”), dated May 13, 2019 (the “Warrants”) and the related Class B Warrant Agreement (the “Agreement”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Agreement.

Pursuant to Section 4.8 of the Agreement, we are writing to inform you, as a holder of one or more Warrants, that the Exercise Price per share has been adjusted pursuant to Section 4.4 of the Agreement as a result of the Reset Price being less than the Exercise Price on December 13, 2019 (the “Adjustment”). As a result of the Adjustment, effective December 13, 2019, the Exercise Price per share is now $1.00, subject to further adjustment pursuant to the terms of the Agreement.

Sincerely,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer